ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal completes acquisition of CSP in Brazil

9 March 2023, 22:00 CET

ArcelorMittal (the ‘Company’) announces that following receipt of customary regulatory approvals it has completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion.

CSP is a world-class operation, producing high-quality slab at a globally competitive cost. Its facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large-scale, deep-water port located 10 kilometers from the plant.

The acquisition offers significant operational and financial synergies and brings with it the potential for further expansions, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity. Given its location, CSP also presents an opportunity to create a new low-carbon steelmaking hub, capitalising on the state of Ceará’s ambition to develop a low-cost green hydrogen hub in Pecém.

Commenting, ArcelorMittal CEO Aditya Mittal said:

“This is a very exciting strategic acquisition for ArcelorMittal. It enables us to capture steel demand growth through the addition of high-quality, cost-competitive slab capacity providing optionality to sell either intra-group or to the North and South American markets. Over the long-term we also have the option to increase its capacity and add finishing facilities, while there is a clear path to decarbonise the asset given the renewable energy investments being made in the state of Ceará.

“I would like to welcome all CSP employees to ArcelorMittal and thank our internal team that worked on the transaction and integration planning. I am confident that CSP and our existing Brazilian business will make a compelling combination.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com